UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

 United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

                                                                                                            Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No X

GERENCIA CORPORATIVA DE COMUNICACIÓN SOCIAL

PRESS RELEASE N°	068/2007

DATE: 07/09/2007

36” DIAMETER GAS PIPELINE IS FULLY OPERATIONAL

•	Natural gas supply is back to normal, and LPG supply is expected to return to normal in the coming hours.

Salamanca, Gto.- Petróleos Mexicanos informs the general public, and, in particular, its natural gas users that the 36” diameter gas pipeline damaged last Thursday is now fully operational and that supply has returned to normal.

It is expected that the pipeline that transports LPG will be fully repaired in the coming hours. The supply of this gas was not interrupted because it was conveyed by alternate means.

Nearly 300 workers were involved in the repair work on the damaged pipeline.

A safety procedure to ensure the physical integrity of the pipeline and to ensure that the pipeline would not leak was performed before returning the pipeline to service.

Petróleos Mexicanos acknowledges and thanks its customers for their understanding and support throughout the repair work.

GERENCIA CORPORATIVA DE COMUNICACIÓN SOCIAL

PRESS RELEASE N°	069/2007

                DATE: 07/10/2007

EXPLOSION AND FIRE IN 36” DIAMETER GAS PIPELINE IN QUERÉTARO

• No injuries were reported

• For their safety, nearby communities were evacuated

Querétaro, Qro.- Petróleos Mexicanos reports that at 1:00 AM today the SCADA system detected an unusual pressure loss in the 36” diameter Mexico-Guadalajara gas pipeline and immediately suspended natural gas supply.

The pressure drop was caused by an explosion and fire in the cross-section valves cabin located near the town of Coroneo in the municipality of Corregidora, Qro. It affected three pipelines:

1. the 36” diameter Mexico-Guadalajara natural gas pipeline

2. the 14” diameter Cactus-Guadalajara LPG pipeline

3. the 16” diameter Poza-Rica-Salamanca crude oil pipeline

The fire has been controlled by PEMEX staff and state and municipality civil protection staff.

No injuries were reported, nor were any damages reported beyond PEMEX’s facilities.

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When the remaining gas evaporates from the pipelines, staff from the Procuraduría General de la República (General District Attorney of the Mexican Republic) will start an expert investigation into the cause of the accident.

Petróleos Mexicanos apologizes for any inconvenience and will continue to provide updates regarding the situation.

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GERENCIA CORPORATIVA DE COMUNICACIÓN SOCIAL

PRESS RELEASE N°	073/2007

DATE: 07/13/2007

PEMEX RESTORES NATURAL GAS SUPPLY TO THE WESTERN PART OF THE COUNTRY

•	The operation of the 36” diameter México–Guadalajara gas pipeline is back to normal
•	Supply to customers will gradually normalize overnight
•	Production capacity recovery has started on gasoline and diesel plants

Petróleos Mexicanos reports that the operation of the 36” diameter México-Guadalajara gas pipeline is back to normal, which will allow the gradual regularization of supply to its industrial and domestic customers in the western part of the country.

It is estimated that the natural gas supply to the western part of the country (Jalisco, Michoacán, Guanajuato and Aguascalientes) will start flowing and completely return to normal within the next few hours. Private companies that supply gas to those states are working to quickly restore full service to all homes and industrial customers.

The restoration of gas pipeline operations was delayed due to technical problems that were resolved throughout the day.

Regarding natural gas supply, the repairs to the l4” diameter Cactus-Guadalajara LPG pipeline damaged by the explosion last Tuesday will be finished this coming Saturday. Gas supply was not suspended during the emergency because delivery was performed by alternate means and because of the support of private distributors.

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Regarding the 16” diameter Poza Rica-Salamanca crude oil pipeline, Pemex-Refining reports that once the new pipeline was repaired and tested, the Salamanca Refinery started receiving crude oil at 5:30 p.m. last Thursday, which allowed gasoline and diesel plants to return to their regular production levels. Notably, this refining center is responsible for about 14.5% of domestic gasoline production and 13.5% of domestic diesel production.

Once the natural gas supply to the refinery returns to normal, Pemex-Refining expects to regularize general operations and start lubricants production early tomorrow morning (Saturday).

The actions taken to guarantee gasoline and diesel supply in the western part of the country and the Pacific Coast during the emergency will be maintained until production plant operations and marketing and oil product distribution in the affected regions are back to normal.

Petróleos Mexicanos deeply regrets the problems faced by Mexican consumers as a consequence of acts of third parties beyond Pemex’s control.

PEMEX would like to acknowledge the long hours its workers and technicians are putting in to repair the damaged facilities as soon as possible in order to mantain fuel supply in the affected regions.

*****

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GERENCIA CORPORATIVA DE COMUNICACIÓN SOCIAL

PRESS RELEASE N°	076/2007

DATE: 07/17/2007

PEMEX AND THE UNION RENEW THEIR COLLECTIVE BARGAINING AGREEMENT

•	4.25% increase in wages and 1.6% increase in benefits
•	A constructive attitude on both sides avoided a call to strike for the first time since 1991
•	Pemex and the union commit to increasing labor productivity
•	The signing ceremony was witnessed by the Secretaries of Energy and Labor

After six weeks of negotiations, Petróleos Mexicanos and the Union of Petroleum Workers of the Mexican Republic (STPRM) signed a collective bargaining agreement that will govern labor relations during the 2007-2009 period.

The agreement provides for a 4.25% increase in workers’ wages and a 1.6% increase in benefits. This increase is in line with other contract increases in the industrial sector and will become effective on August 1.

Notably, 90% of the salary increase’s impact on the budget in the last months of the year will be covered by savings generated by Pemex on wages and salaries during the period from January to June 2007.

Jesús Reyes Heroles G.G., Director General of Petróleos Mexicanos, highlighted that this agreement represents a commitment between the entity and the union to enhance working conditions and to improve productivity, which are both indispensable

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to making PEMEX stronger. He acknowledged the constructive and responsible attitude of all the participants in the negotiations.

Carlos Romero Deschamps, the Union General Secretary, acknowledged his counterpart’s willingness to meet workers’ demands and reiterated the labor base’s commitment to support the strengthening of the entity.

Ms. Georgina Kessel Martínez, Secretary of Energy, and Mr. Javier Lozano Alarcón, Secretary of Labor and Social Security, witnessed the signing of the labor agreement between PEMEX and the union.

The Collective Bargaining Agreement 2007-2009 may be viewed on Petróleos Mexicanos’ Internet page: www.pemex.com, starting tomorrow, July 18.

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GERENCIA CORPORATIVA DE COMUNICACIÓN SOCIAL

PRESS RELEASE N°	77/ 2007

DATE: 07/24/2007

PEMEX AND BRITISH PETROLEUM SIGN TECHNICAL – SCIENTIFIC COLLABORATION AGREEMENT

•	Agreement focused on exchange of deep water marine technology
•	Benefits from injecting air into reservoirs to recover more hydrocarbons will be studied

Pemex-Exploration and Production (PEP) and British Petroleum enterprise (BP) signed three collaboration agreements: one technical-scientific general agreement and two agreements focused on the study of marine technology in deep waters and air injection into reservoirs, with five-year terms.

In a ceremony in Petróleos Mexicanos Executive Tower attended by PEMEX’s Director General, Mr. Jesús Reyes Heroles G.G, the agreements were signed by the director of PEP, engineer Carlos Morales Gil, the Vice-President from the British Petroleum group for Latin America, Canada and the Caribbean, M. E. David Peattie, and by the Vice-President of Exploration and New Businesses for BP, Doctor Michael Daly.

The agreement to collaborate on marine technology will focus on topics related to deep waters geology, exploration and performance needed to reach scheduled targets during drilling. A key goal of this collaboration is knowledge transfer to PEP from BP in order to achieve the best processes and practices in deep waters exploration.

The other study will analyze the potential of improving hydrocarbon recovery by injecting air instead of nitrogen, carbon dioxide (CO2) or natural gas into fractured reservoirs in Mexico.

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According to the study, successful air injection could increase final recovery by approximately 10% in some reservoirs.

PEP will achieve important benefits with these collaboration agreements, such as access to new and better practices, enhanced understanding of complex technical problems in the industry, the closing of gaps in specific areas, the encouragement of technical cooperation among enterprises on mutually identified issues, the possibility of the temporary exchange of skilled personnel and direct contact with current problems in the industry through “learning by doing” as well as gaining knowledge of new methods and tools.

Technical-scientific collaboration general agreements are non-commercial tools, involving no commitment of resource transfer between the parties.

PEP has worked with BP since 1996 using this type of agreement. BP is recognized as an enterprise leader in technology within the international petroleum industry.

Regarding gas injection technology, when BP purchased AMOCO, it acquired AMOCO’s expertise in the processes of air injecting into reservoirs to enhance hydrocarbon recovery in the United States and abroad.

Regarding the agreement in deep waters, BP is an important operator in the Gulf of Mexico (Thunder Horse project, among others) and the West coast of Africa (Angola). BP has developed technology to improve seismic data interpretation in sub-saline environments, which is very valuable in projects such as deep Coatzacoalcos and Perdido.

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GERENCIA CORPORATIVA DE COMUNICACIÓN SOCIAL

PRESS RELEASE N°	078/2007

DATE: 07/25/2007

PEMEX DETECTS 148 ILLICIT ENTRIES IN THE PIPELINE NETWORK DURING THE FIRST SEMESTER OF 2007

•	Two tunnels being dug to reach pipelines were also located during this period
•	Illicit entries undermine the country’s resources and put the population at risk
•	Communication campaign is started to educate communities
•	Free of charge phone number to report illicit entries: 01 800 228 96 60

During the first semester of 2007, safety workers from Petróleos Mexicanos detected 148 illicit entries along Pemex’s pipeline network in different entities throughout the country.

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The increase in detections is due to the controls implemented by Petróleos Mexicanos, along with other authorities, to stop illicit entries; however, attempts to steal fuel throughout the country have increased.

Out of the total number of entries discovered, 136 were located in Pemex-Refining pipelines, nine in Pemex-Exploration and Production (PEP) crude oil pipelines and three in Pemex-Gas and Basic Petrochemicals (PGPB) gas pipelines.

Illicit entries from Pemex-Refining

(first half of each year)

States with the highest incidence of illicit entries during the period were Veracruz with 87, or 59% of the total, Morelos with eight, Chihuahua with eight, the State of México with eight, Sinaloa with seven, Puebla with six, Oaxaca with four and Coahuila with four.

By June 30, 2007, seventy-four illicit entries in crude oil pipelines were detected, 65 belonging to Pemex-Refining and nine to PEP. 71 were in pipelines that transport refined products, one in an ethane pipeline, one in the 30” diameter Nuevo Teapa-Venta de Carpio gas pipeline and one in the Nuevo Teapa-Tula propane pipeline.

In San Pedro de las Colonias, Coahuila, and in Mazatlán, Sinaloa, two tunnels being dug to reach Pemex’s pipelines were found, as well as an illicit entry in the 16” diameter Tula-Salamanca pipeline that transports refined products in the Huimilpan devil trap.

Legal representatives notified the Federal Public Ministry about all of the illegal activities with the aim of finding the responsible parties.

Fuel theft is a serious offense and undermines Pemex’s and the country’s resources and puts the population at risk. PEMEX invites you to report anything suspicious to the following phone number: 01 800 228 96 60.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos
Associate Managing Director of Finance

 Date: August 29, 2007

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.